UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-156497

NexCore Healthcare Capital Corp

(Exact name of registrant as specified in its charter)

1621 18th Street, Suite 250, Denver, Colorado 80202, (303) 244-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☐

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☑

Approximate number of holders of record as of the certification or notice date: 153

Pursuant to the requirements of the Securities Exchange Act of 1934, NexCore Healthcare Capital Corp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NexCore Capital Healthcare Corp

Date: January 2, 2014

By: /s/ Robert E. Lawless

Robert E. Lawless,

Chief Financial Officer